Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

ANNUAL RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the annual audited consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the year ended December 31, 2022 (the “Year”), together with comparative figures for the year ended December 31, 2021. These audited consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB8,400.6 million (US$1,218.0 million) for the Year, a decrease of 10.6% year-over-year, of which, service revenues were RMB5,756.4 million (US$834.6 million), an increase of 4.2% year-over-year.

•	Income from operations was RMB33.3 million (US$4.8 million) for the Year, compared with RMB7.0 million for the year of 2021.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00 for the financial figures in relation to the Year and RMB6.3726 to US$1.00 for the financial figures in relation to the year ended December 31, 2021 (i.e. the comparative figures), being the noon buying rate in effect on December 30, 2022 and December 30, 2021, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP income from operations[2] was RMB256.1 million (US$37.1 million) for the Year, compared with RMB224.1 million for the year of 2021.

•	Net loss attributable to ordinary shareholders of Baozun was RMB653.3 million (US$94.7 million) for the Year, compared with RMB219.8 million for the year of 2021.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun[3] was RMB132.2 million (US$19.2 million) for the Year, compared with RMB199.6 million for the year of 2021.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB10.69 (US$1.55) for the Year, compared with both of RMB3.05, respectively for the year of 2021.

•	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[5] were RMB2.16 (US$0.31) and RMB2.13 (US$0.31), respectively, for the Year, compared with RMB2.77 and RMB2.72, respectively, for the year of 2021.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

[4]	Each ADS represents three Class A ordinary shares of the Company.

[5]	Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ [1]
Net revenues
Product sales	3,906,611	3,873,589	2,644,214	383,375
Services (including related party revenues of RMB59,953, RMB95,821 and RMB133,758 for the years ended December 31, 2020, 2021 and 2022, respectively)	4,944,952	5,522,667	5,756,417	834,602

Total net revenues	8,851,563	9,396,256	8,400,631	1,217,977

Operating expenses:
Cost of products	(3,326,243)	(3,276,571)	(2,255,950)	(327,082)
Fulfillment	(2,259,176)	(2,661,126)	(2,719,749)	(394,327)
Sales and marketing	(2,130,667)	(2,549,842)	(2,674,358)	(387,745)
Technology and content	(409,870)	(448,410)	(427,954)	(62,047)
General and administrative	(224,045)	(525,802)	(371,470)	(53,858)
Other operating income, net	57,115	72,516	95,292	13,816
Impairment of goodwill	–	–	(13,155)	(1,907)

Total operating expenses	(8,292,886)	(9,389,235)	(8,367,344)	(1,213,150)

Income from operations	558,677	7,021	33,287	4,827

Other income (expenses):
Interest income	41,373	62,943	45,816	6,643
Interest expense	(66,124)	(56,847)	(56,917)	(8,252)
Unrealized investment loss	–	(209,956)	(97,827)	(14,184)
Gain on disposal of investment	–	150	(107,032)	(15,518)
Gain on repurchase of 1.625% convertible senior notes due 2024	–	–	7,907	1,146
Impairment loss of investments	(10,800)	(3,541)	(8,400)	(1,218)
Exchange gain (loss)	25,725	46,226	(32,384)	(4,695)
Fair value loss on derivative liabilities	–	–	(364,758)	(52,885)

Income (loss) before income tax and share of income in equity method investment	548,851	(154,004)	(580,308)	(84,136)
Income tax expense	(127,787)	(55,259)	(26,480)	(3,839)
Share of income (loss) in equity method investment	5,470	3,300	(3,586)	(520)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ [1]
Net income (loss)	426,534	(205,963)	(610,374)	(88,495)

Net (income) loss attributable to non-controlling interests	(796)	(1,505)	843	122

Net loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)	(6,344)

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	(219,830)	(653,290)	(94,717)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	2.27	(1.02)	(3.56)	(0.52)
Diluted	2.23	(1.02)	(3.56)	(0.52)
Net income (loss) per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	6.82	(3.05)	(10.69)	(1.55)
Diluted	6.69	(3.05)	(10.69)	(1.55)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	187,322,781	216,370,290	183,274,855	183,274,855
Diluted	190,988,171	216,370,290	183,274,855	183,274,855

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ [1]
Net income (loss)	426,534	(205,963)	(610,374)	(88,495)
Other comprehensive income, net of tax of nil: Foreign currency translation adjustment	(77,136)	(53,847)	118,281	17,149
Comprehensive income (loss)	349,398	(259,810)	(492,093)	(71,346)
Total comprehensive (income) loss attributable to non-controlling interests	(796)	(1,505)	843	122
Total comprehensive loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)	(6,344)
Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	348,856	(273,677)	(535,009)	(77,568)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$ [1]
ASSETS
Current assets:
Cash and cash equivalents	4,606,545	2,144,020	310,854
Restricted cash	93,219	101,704	14,746
Short-term investments	–	895,425	129,824
Accounts receivable, net of allowance for credit losses of RMB118,724 and RMB120,495 as of December 31, 2021 and 2022, respectively	2,260,918	2,292,678	332,407
Inventories	1,073,567	942,997	136,722
Advances to suppliers	527,973	372,612	54,024
Prepayments and other current assets	572,774	554,415	80,382
Amounts due from related parties	68,984	93,270	13,523

Total current assets	9,203,980	7,397,121	1,072,482

Non-current assets:
Investments in equity investees	330,788	269,693	39,102
Property and equipment, net	652,886	694,446	100,685
Intangible assets, net	395,210	310,724	45,051
Land use right, net	40,516	39,490	5,726
Operating lease right-of-use assets	1,095,570	847,047	122,810
Goodwill	397,904	336,326	48,763
Other non-current assets	87,926	65,114	9,441
Deferred tax assets	114,200	162,509	23,562

Total non-current assets	3,115,000	2,725,349	395,140

TOTAL ASSETS	12,318,980	10,122,470	1,467,622

	As of December 31,
	2021	2022
	RMB	RMB	US$ [1]
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	2,288,465	1,016,071	147,316
Accounts payable	494,079	474,732	68,830
Notes payable	529,603	487,837	70,730
Income tax payables	127,990	46,828	6,789
Accrued expenses and other current liabilities	984,519	1,025,540	148,689
Derivative liabilities	–	364,758	52,885
Amounts due to related parties	73,794	30,434	4,413
Current operating lease liabilities	278,176	235,445	34,136

Total current liabilities	4,776,626	3,681,645	533,788

Non-current liabilities:
Deferred tax liability	51,525	28,082	4,072
Long-term operating lease liabilities	883,495	673,955	97,714
Other non-current liabilities	125,985	62,450	9,054

Total non-current liabilities	1,061,005	764,487	110,840

TOTAL LIABILITIES	5,837,631	4,446,132	644,628

Commitments

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$[1]
Redeemable non-controlling interests	1,421,680	1,438,082	208,502

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,100,873 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	125	116	17
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,129,103	743,650
Treasury shares (8,149,626 and 32,353,269 shares as of December 31, 2021 and 2022, respectively)	(385,942)	(832,578)	(120,712)
Retained earnings (accumulated deficit)	425,125	(228,165)	(33,081)
Accumulated other comprehensive income	(102,603)	15,678	2,276

Total Baozun Inc. shareholders’ equity	4,896,359	4,084,162	592,151

Non-controlling interests	163,310	154,094	22,341

Total equity	5,059,669	4,238,256	614,492

TOTAL LIABILITIES, REDEEMABLE NON- CONTROLLING INTERESTS AND EQUITY	12,318,980	10,122,470	1,467,622

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end E-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of December 31, 2022, the Company’s major subsidiaries and VIE are as follows:

	Date of incorporation	Place of incorporation	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Inc.	19-Jun-19	Cayman	70%
Baotong Hong Kong Holding Limited	5-May-16	HK	70%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC	70%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

2.	REVENUE

For the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Product sales	3,906,611	3,873,589	2,644,214

Services
– online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	4,927,875	5,479,799	5,675,173
– one-time online store design and setup services which revenues are recognized at point of time	17,077	42,868	81,244

Total revenues	8,851,563	9,396,256	8,400,631

Contract Liability

The movement of the advances from customers for the years ended December 31, 2021 and 2022 were as follows:

Advances
from Customers
RMB
Opening Balance as of January 1, 2021	65,264
Net decrease	(1,587)

Ending Balance as of December 31, 2021	63,677
Net increase	57,181

Ending Balance as of December 31, 2022	120,858

Revenues amounted to RMB65,264 and RMB63,677 were recognized in the years ended December 31, 2021 and 2022 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

3.	NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income (loss)	426,534	(205,963)	(610,374)
Net (income) loss attributable to non-controlling interests	(796)	(1,505)	843
Net loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	(219,830)	(653,290)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	2.27	(1.02)	(3.56)
Diluted	2.23	(1.02)	(3.56)

Net income (loss) per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	6.82	(3.05)	(10.69)
Diluted	6.69	(3.05)	(10.69)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	187,322,781	216,370,290	183,274,855
Diluted	190,988,171	216,370,290	183,274,855

During the years ended December 31, 2020, 2021 and 2022, the Group had 330,000, 527,416 and 3,751,322 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers are not considered as outstanding and which were excluded from the computation of basic and diluted earnings per share for the year ended December 31, 2020 and 2021. The loaned ADS were returned and cancelled in the year ended December 31, 2022.

4.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017 with a valid term of three years from the year of entitlement or renewal. Other five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax	128,350	118,914	82,595
Deferred tax	(563)	(63,655)	(56,115)
Income tax expense	127,787	55,259	26,480

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	4.94%	(31.91)%	(6.13)%
Effect of tax rates in different tax jurisdiction	1.08%	(37.48)%	(23.20)%
Effect of preferential tax rate	(1.48)%	4.22%	0.84%
Research and development super deduction	(6.41)%	11.45%	2.28%
HK tax-free interest income	(0.24)%	2.77%	0.10%
Effect of equity transaction	–	(7.92)%	–
Others	(0.18)%	3.00%	0.14%
Changes in valuation allowance	0.57%	0.99%	(3.59)%
Effective income tax rate	23.28%	(35.88)%	(4.56)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	8,798	7,142	4,898
Income per share effect-basic	0.05	0.03	0.03
Income per share effect-diluted	0.05	0.03	0.03

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Accrued expenses	38,062	52,912
Inventory write-down	25,892	33,379
Impairment of equity investments	4,948	7,048
Salary and welfare payable	2,669	2,760
Allowance for credit losses	21,337	21,627
Net operating loss carried forward	39,461	83,099

Less: valuation allowance	(18,169)	(38,316)

Deferred tax assets, net	114,200	162,509

Deferred tax liabilities:
Identifiable intangible assets	(51,525)	(28,082)

Deferred tax liabilities	(51,525)	(28,082)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2021 and 2022, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB183,507 and RMB359,812 as of December 31, 2021 and 2022, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2021	2022
	RMB	RMB
Balance as of January 1	19,686	18,169
Additions	3,236	28,134
Reversals	(4,753)	(7,987)
Balance as of December 31	18,169	38,316

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non- resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Company is subject to examination of the PRC tax authorities.

As of December 31, 2021 and 2022, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB1,462,328 and RMB1,601,313, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated VIE. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

5.	ACCOUNTS RECEIVABLE, NET
Accounts receivable, net, consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	2,379,642	2,413,173
Allowance for credit losses:
Balance at beginning of the year	(12,949)	(118,724)
Additions	(105,825)	(1,494)
Exchange loss	–	(7,921)
Write-offs	50	7,644
Balance at end of the year	(118,724)	(120,495)
Accounts receivable, net	2,260,918	2,292,678

In September 2021, the Group filed   an arbitration   against one of its distributors due to its default on payment and provided allowance of RMB93.3 million of accounts receivable for the year ended December 31, 2021.

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
0-3 months	1,972,981	1,969,791
3-6 months	161,034	154,792
6-12 months	73,292	53,365
Over 1 year	172,335	235,225
Accounts receivable, gross	2,379,642	2,413,173

6.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts payable	494,079	474,732
Notes payable	529,603	487,837
Total	1,023,682	962,569

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
0-12 months	494,079	474,732
Over 1 year	–	–
Accounts payable, gross	494,079	474,732

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
0-12 months	529,603	487,837
Over 1 year	–	–
Notes payable, gross	529,603	487,837

7.	SHORT-TERM LOAN

The short-term loan as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Short- term loan
Short-term bank borrowings	548,461	1,016,071
Convertible senior notes	1,740,004	–

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB2,012,800 and RMB3,329,012 as of December 31, 2021 and 2022, respectively, which can only be used to maintain daily operation.

As of December 31, 2021, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB548,461. Credit facilities in the amounts of RMB27,450 and RMB445,199 were used to issue the letters of guarantee with an aggregate amount of RMB33,000 and notes payable with an aggregate amount of RMB529,603, respectively. As such, RMB991,689 of the credit facilities was available for future borrowing as of December 31, 2021. The credit facilities expired during the period from January to December 2022.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing as of December 31, 2022. The credit facilities will expire during the period from January to December 2023.

Convertible Senior Notes due 2024

On April 10, 2019, the Company issued US$275 million of Convertible Senior Notes (the “Notes”). The Notes mature on May 1, 2024 and bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2019.

Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 19.2308 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$52 per ADS). The conversion rate is subject to adjustment in certain events but is not adjusted for any accrued and unpaid interest. In addition, following a make- whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features including the mandatory redemption feature and the contingent put option upon fundamental changes are considered clearly and closely related to the debt host therefore no separate accounting is required.

In addition, there is no beneficial conversion feature recognized as the set conversion prices for the Notes are greater than the fair values of the ordinary share price at the date of issuance.

Therefore, the Company accounted for the Notes as a single instrument under long-term loan. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and are amortized over the period from April 10, 2019, the date of issuance, to May 1, 2022 the first put date of the Notes, using the effective interest method.

In 2019, the proceeds received by the Company from issuance of Notes, net of issuance cost of RMB41,530 (equivalently US$6 million), was RMB1,847,060 (equivalently US$269 million).

As of December 31, 2021, the Notes was reclassified from long-term loan to short-term loan as the Company expects to repurchase the Notes in 2022.

In May 2022, the Company repurchased and redeemed all the outstanding Notes from the secondary market with total cost of RMB1,759,973 (US$255 million) and recognized a gain of RMB7,907.

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the Notes, May 1, 2024, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

No collateral is required to be posted for the Loaned ADSs. The initial purchasers are required to remit to the Company any dividends paid to the holders of the Loaned ADSs. The ADS Borrowers are not entitled to vote on the Loaned ADS.

In accordance with ASC 470-20, the Company has accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB33,836 (equivalently US$5 million) were recorded on the issuance date with a corresponding increase to additional paid- in-capital. This debt issuance costs have also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

Although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2021, it is considered improbable that the ADS Borrower or the counterparty to the ADS lending arrangement will default. The 4,230,776 Loaned ADSs were returned and cancelled in June 2022.

Interest expenses related to the Notes were RMB56,084, RMB53,123 and RMB15,698 for the year ended December 31, 2020, 2021 and 2022, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

We are the leader and a pioneer in the brand e-commerce service industry and a digital commerce enabler in China. China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers supply IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment to brands. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. We help brands execute their e-commerce strategies in China.

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the COVID-19 challenges by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, we have grown our brand partners to a total of more than 400 as of December 31, 2022.

In 2022, we continuously made efforts for our services to be more customer-centric, diversified our business models through innovation, and efficiently optimized cost structure. We prioritized cash flow and profit during the fiscal year of 2022. Our operating cash flow reached a record high, and the non-GAAP income from operations we achieved for the fiscal year of 2022 totaled RMB256 million.

Some of our operational highlights for the fiscal year of 2022 are summarized below:

•	Our omni-channel, end-to-end value-added services are highly recognized by customers. By the end of year, 42% of our brand partners engaged with us on an omni-channel basis.

•	We further enhanced our service penetration, with value added service accounting for half of our revenue stream. By the end of 2022, we have more than 400 brand partners, and some of those brands engaged with us firstly in value-added services of technology and digital marketing.

•	Our regional service centers (RSC) continued to expand, reducing costs and increasing efficiency while improving service quality.

•	We launched Baozun Omni-Channel Digital Operating Platform to deepen the commercialization of technology and explore new market opportunities.

•	Our logistics and warehouse division further enhanced its strategic cooperation with Cainiao .

•	We published the “Baozun Carbon Neutrality White Paper”, clarifying our “dual carbon” goal and releasing sustainable development practices in multiple dimensions.

•	On November 1, 2022, we officially became a dual primary listed company on the main board of the Stock Exchange of Hong Kong Limited (The “Hong Kong Stock Exchange”) and the Nasdaq Global Select Market.

•	In 2022, we won the Best Employer Brands Award for the seventh consecutive year. This exemplifies our business development has continually been in harmony with social responsibility.

Future outlook

Looking forward, we see a rapid merging of online and offline commerce, which represent a huge opportunity. Adhering to our vision of “Technology Empowers Future Success”, our technology and operating platforms serve as a unified and solid foundation that powers our broadened scope of services and markets. Baozun now has three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI).

Baozun E-Commerce (BEC), remains our core business. In recent years, in addition to helping brand partners accelerate their digital transformation, we continued to improve our value- added services and upgrade BEC’s integrated operating platforms and middle office systems for better accountability, efficiency, and flexibility. We also diversified our category mix, made complementary business acquisitions, and invested in our employees. Our omni-channel, end-to- end value-added services are fully recognized by customers.

Baozun Brand Management (BBM), is our focus on growth and profitability over the next 3 years and beyond. BBM is positioning in the mid-end and premium consumer lifestyle brands segment. BBM is a holistic, all-rounded partner for global brands to further unlock their business potential in China. Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omnichannel experience by integrating the digital and the physical at scale, and succeed where few have done so in retail.

Baozun International (BZI), is a longer-term opportunity that we will patiently invest in and explore. We have a natural opportunity to replicate our China E-Commerce success. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Year ended December 31,
	2022		2021
Net Revenues	RMB’000%		RMB’000	% Growth Rate %
Product sales	2,644,214	31.5	3,873,589	41.2	-31.7
Services	5,756,417	68.5	5,522,667	58.8	4.2
Total	8,400,631	100.0	9,396,256	100.0	-10.6

For the Year, the total   net revenues of the   Group was   approximately RMB8,400.6 million (US$1,218.0 million) (December 31, 2021: RMB9,396.3 million), representing a decrease of approximately 10.6% as compared with the same period in 2021, mainly due to a reduction in revenue from online store operations which caused a lower product sales revenue, and partially offset by higher value-added services revenue in digital marketing and IT solutions.

Revenue from product sales

The decrease in the revenue from products sales during the Year as compared with last year was mainly due to the Company’s optimization of its product portfolio in distribution model, and weaker macro environment and a decline in consumption sentiment in China in 2022, resulting in sales contraction in appliances and electronics categories under the distribution model.

Revenue from services

The increase in revenue from services during the Year as compared with the same period last year was mainly due to higher revenue contribution from value-added services, especially in digital marketing and IT solutions.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB2,256.0 million for the Year (US$327.1 million) (December 31, 2021: RMB3,276.6 million). The decrease in cost of products during the Year as compared to last year was mainly attributable to the decline in product sales revenue in 2022.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses increased by 2.2% from RMB2,661.1 million (US$417.6 million) for the year ended December 31, 2021 to RMB2,719.7 million (US$394.3 million) for the Year. The increase was in line with the growth of warehouse and logistic revenue.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 4.9% from RMB2,549.8 million (US$400.1 million) for the year ended December 31, 2021 to RMB2,674.4 million (US$387.7 million) for the Year, primarily attributable to higher cost for front-end staff and growth in digital marketing revenue and services.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses decreased by 4.6% from RMB448.4 million (US$70.4 million) for the year ended December 31, 2021 to RMB428.0 million (US$62.0 million) for the Year, primarily due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 29.4% from RMB525.8 million (US$82.5 million) for the year ended December 31, 2021 to RMB371.5 million (US$53.9 million) for the Year, primarily due to higher cost occurred in the same period of last year which was caused by higher rental and an accelerated amortization of leasehold as the Company moved to its new headquarters in 2021, less write-down of account receivable, and the Company’s effective cost control initiatives and efficiency improvements in 2022.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of cash subsidies received by the subsidiaries of the Group in the People’s Republic of China (the “PRC”) from local governments as incentives for conducting business in certain local districts. The other operating income increased by 31.4% from RMB72.5 million (US$11.4 million) for the year ended December 31, 2021 to RMB95.3 million (US$13.8 million) for the Year, primarily attributable to increased subsidies from the local government.

Other Income (Expenses)

The other income (expenses), net, consist of net interest income, unrealized investment loss, gain (loss) on disposal of investment, gain on repurchase of 1.625% convertible senior notes due 2024, impairment loss of investments, fair value loss on derivative liabilities and exchange gain. For the Year, other expenses (net) was approximately RMB613.6 million (US$89.0 million), representing an increase of approximately 281.1% from approximately RMB161.0 million (US$25.3 million) for the year ended December 31, 2021, primarily due to the disposed a loss-making subsidiary of its warehouse and supply chain businesses, the decrease in the trading price of iClick Interactive Asia Group Limited, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 and partially offset by the unrealized investment gain RMB4.2 million, which was related to the increase in the trading price of Lanvin Group, a company successfully listed on the New York stock exchange in December 2022 that the Company invested in June 2021, as well as exchange rate fluctuation between Renminbi and U.S. dollar during the Year.

Income Tax Expense

For the Year, our income tax expense was RMB26.5 million (US$3.8 million) as compared to RMB55.3 million (US$8.7 million) for the year ended December 31, 2021.

Net Loss

As a result of the above factors, net loss of approximately RMB610.4 million (US$88.5 million) for the Year was recorded, compared to a net loss of RMB206.0 million (US$32.3 million) for the year ended December 31, 2021.

Current Assets

As of December 31, 2022, the current assets of the Group were approximately RMB7,397.1 million (US$1,072.5 million), representing a decrease of 19.6% as compared with approximately RMB9,204.0 million (US$1,444.3 million) as of December 31, 2021. As of December 31, 2022, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.0 times (December 31, 2021: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) increased 1.4% from RMB2,260.9 million (US$354.8 million) as of December 31, 2021 to RMB2,292.7 million (US$332.4 million) as of December 31, 2022.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2022, accounts payables amounted to approximately RMB474.7 million (US$68.8 million), representing a decrease of approximately 3.9% as compared with approximately RMB494.1 million as of December 31, 2021, representing fluctuation within a narrow range.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2022, accrued expenses and other current liabilities amounted to approximately RMB1,025.5 million (US$148.7 million), representing an increase of approximately 4.2% as compared with approximately RMB984.5 million (US$154.5 million) as of December 31, 2021, primarily due to social insurance deferred payment policy in 2022 partially offset by lower logistics expenses accruals for the Company disposed a loss-making subsidiary of its warehouse and supply chain businesses in the third quarter of 2022.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings, and issuance of the 2024 Notes.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, HKD and USD. Bank deposits carry interest at market rates which range from 2.00% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short term investment amounted to approximately RMB2,144.0 million (US$310.9 million), RMB101.7 million (US$14.7 million), and RMB895.4 million (US$129.8 million) as of December 31, 2022 (December 31, 2021: RMB4,606.5 million (US$722.9 million), RMB93.2 million (US$ 14.6 million), nil). The decrease in cash position was mainly due to the Company’s repurchase of its 1.625% convertible senior notes due 2024 totaling RMB1,760.0 million, cumulative share repurchases of RMB446.6 million during the fiscal year of 2022, partially offset by stronger operating cash flow in 2022.

Short-term Loans

As of December 31, 2022, we had short-term loans of approximately RMB1,016.1 million (US$147.3 million) (December 31, 2021: RMB2,288.5 million), all of which was short-term bank borrowings (December 31, 2021: RMB548.5 million), as compared to the inclusion of approximately RMB1,740.0 million of convertible senior notes as of December 31, 2021.

For the Year, the effective interest rates of the Group’s short-term bank borrowings ranged from 3.1% to 4.1% (December 31, 2021: 3.6% to 3.7%).

Pledge of Assets

As of December 31, 2022, no assets of the Group was pledged or charged.

Gearing Ratio

The calculation of gearing ratio is based on total debt for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2021 and December 31, 2022 were 1.15 and 1.05, respectively.

Contingent Liabilities and Commitments

We entered into a share purchase agreement to acquire 100% equity interest of GAP SH and GAP TW with total consideration of US$50,000,000 in November 2022. See details in "SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS".

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits.

We had cash and cash equivalents of RMB2,144.0 million (US$310.9 million) and RMB4,606.5 million (US$722.9 million), restricted cash of RMB101.7 million (US$14.7 million) and RMB93.2 million (US$14.6 million), short-term investments of RMB895.4 million (US$129.8 million) and nil, as of December 31, 2022 and 2021, respectively. All of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,292.7 million (US$332.4 million) and RMB2,260.9 million (US$354.8 million) and amounts due from related parties of RMB93.3 million (US$13.5 million) and RMB69.0 million (US$10.8 million) as of December 31, 2022 and 2021, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. To date, we have not experienced any significant losses with respect to the collection of our accounts receivable.

Foreign Exchange Risk

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

On November 8, 2022, the Group, The Gap, Inc. and Gap (UK Holdings) Limited (collectively, “GAP”) entered into a share purchase agreement, pursuant to which, the Group shall acquire 100% equity interest of Gap (Shanghai) Commercial Co., Ltd. (“GAP SH”) and Gap Taiwan Limited (“GAP TW”) with total consideration of US$50,000,000. The acquisition of GAP SH was closed in February 2023 and the Company will endeavor to complete the acquisition of GAP TW. Currently, the Company is in the process of performing purchase price allocation. For details, please refer to the announcements of the Company dated November 8, 2022 and February 1, 2023.

Save as disclosed above, there were no significant investments, acquisitions and disposals of subsidiaries, associates or joint ventures during the Year.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group has no future plan for material investments or capital assets during the Year. However, the Group will continue to identify new opportunities for business development.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2022, the Group had 7,588 full-time employees (as of December 31, 2021: 8,821 full-time employees). Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and restricted share units according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

SUBSEQUENT EVENTS

In February 2023, Baozun made a minority strategic investment of 10% interest in Branded Lifestyle Asia Limited (“BLA”) at the total consideration of US$14 million, payable in cash. BLA is a leading premium fashion retailer with strong brand portfolio, including Suhyang networks and Roots in South Korea and Taiwan, respectively. BLA is majority owned by the Fung Group, which is a global leader in trading, logistics, distribution, retail and brand management. Subsequent to the investment, Baozun owns a board seat of BLA.

In addition, Baozun entered into a strategic cooperation framework agreement with BLA, pursuant to which Baozun become the preferred strategic service provider of BLA for e-commerce explorations in Asia outside the PRC. Besides, two parties will jointly set up a strategic technology committee to support development of an enterprise-wide technology strategy, covering proposals for ERP, technologies, systems and platforms suitable for BLA.

Save as disclosed above, there was no other no event that has taken place subsequent to December 31, 2022 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules as its own code of corporate governance.

Save for the deviation for reasons set out below, during the period from November 1, 2022 to December 31, 2022, the Group has complied with the Corporate Governance Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Vincent Wenbin Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of our Group and has been instrumental to our growth and business operation as one of the co-founders of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including our independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of our Group and are in the interests of our Company and our shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and our Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the model code for securities transactions by directors of listed issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Year.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code during the period from November 1, 2022 to December 31, 2022.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Year, the Company repurchased from the market a total of 8.1 million ADSs of the Company listed on Nasdaq Global Select Market in the United States. As of the date of this announcement, all the ADSs repurchased during the Year have been cancelled. Details of the repurchases of the ADSs are as follows:–

Month of repurchases	Number of ADSs repurchased	Highest price per ADSs	Lowest price per ADSs	Aggregate consideration
		(US$)	(US$)	(US$)
March, 2022	2,309,212	9.38	8.06	19,920,334.73
May, 2022	4,075,072	9.62	6.76	32,428,336.04
June, 2022	951,081	11.56	9.12	9,564,580.27
August, 2022	396,584	8.70	8.18	3,364,909.62
September, 2022	335,932	8.44	7.69	2,723,784.93

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the Year.

REVIEW OF ANNUAL RESULTS

The Company established the Audit Committee in compliance with the Appendix 14 to the Listing Rules. The Audit Committee has reviewed the annual financial results for the Year and considers that the annual financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

FINAL DIVIDEND

The Board has resolved not to recommend the distribution of final dividend for the Year (2021: Nil).

SCOPE OF WORK OF DELOITTE

The figures in respect of the Group’s consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position and the related notes thereto for the Year as set out in this announcement have been agreed by the Company’s auditor and reporting accountants, Deloitte Touche Tohmatsu (the “Deloitte”), to the amounts set out in the Group’s audited consolidated financial statements for the Year. The work performed by Deloitte in this respect did not constitute an assurance engagement and consequently no assurance has been expressed by Deloitte on this announcement.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of sharebased compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of sharebased compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$
Income from operations	7,021	33,287	4,827
Add: Share-based compensation expenses	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	20,536	39,431	5,717
Acquisition-related expenses	–	13,694	1,985
Impairment of goodwill	–	13,155	1,907
Loss on variance from expected contingent acquisition payment	–	9,495	1,377
Cancellation fees of repurchased shares	–	4,650	674

Non-GAAP income from operations	224,104	256,093	37,130

Net loss	(205,963)	(610,374)	(88,495)
Add: Share-based compensation expenses	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	20,536	39,431	5,717
Acquisition-related expenses	–	13,694	1,985
Impairment of goodwill and investments	–	21,555	3,125
Loss on variance from expected contingent acquisition payment	–	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	–	4,650	674
Fair value loss on derivative liabilities	–	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	–	107,032	15,518
Unrealized investment loss	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(3,686)	(7,880)	(1,142)

Non-GAAP net income	217,390	182,569	26,471

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(94,717)
Add: Share-based compensation expenses	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	15,574	30,076	4,361
Acquisition-related expenses	–	13,694	1,985
Impairment of goodwill and investments	–	21,555	3,125
Loss on variance from expected contingent acquisition payment	–	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	–	4,650	674
Fair value loss on derivative liabilities	–	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	–	107,032	15,518
Unrealized investment loss	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(2,645)	(5,972)	(866)

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	199,602	132,206	19,169

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.77	2.16	0.31
Diluted	2.72	2.13	0.31
Weighted average shares used in calculating net income per ordinary share
Basic	216,370,290	183,274,855	183,274,855
Diluted	219,871,884	185,897,231	185,897,231

PUBLICATION OF ANNUAL RESULTS AND 2022 ANNUAL REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2022 annual report will be dispatched to the Shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, March 31, 2023

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* for identification purposes only